UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS

CORPORATION LTD.	2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	www.minefinders.com

MINEFINDERS PROVIDES DOLORES CONSTRUCTION UPDATE AND REPORTS THIRD QUARTER RESULTS

November 15, 2007 - Vancouver, British Columbia - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) today provided an update on construction and plans for its Dolores Mine in Mexico and reported financial results for the third quarter ending September 30, 2007.

Minefinders’ President and CEO, Mark Bailey, said: “We made significant progress during the third quarter toward reaching our goal of achieving commercial production at Dolores in the second quarter of 2008. One of those milestones was reached in October with the start of pre-commercial mining at Dolores.

“Before year end, we expect to have an updated study on mine economics, incorporating new reserves and mine schedule with current operating cost and more relevant gold and silver prices, providing a clearer understanding of additional upside at Dolores and further positioning Minefinders to create value for shareholders in the near and long-term.”

Dolores Progress Highlights:

•	Mining activities in the pit commenced in October and the Company expects the first ore to be stacked on the leach pads in January 2008 as part of the commissioning process;

•	Sufficient leach pad lining has been completed for initial loading of ore by the end of the year;

•

All of the mining equipment and drills have been delivered to the mine or Company lay-down yards and equipment assembly is progressing. Loaders, dozers, graders, and 9 of the 15 Komatsu 100 tonne haul trucks are assembled and operating at the Dolores mine site;

•	Generators, crushers, conveyors and processing equipment are substantially complete and the commissioning of various components will take place through the fourth quarter of 2007;

•	Most of the key management team has been hired and recruiting and training of equipment operators is ongoing as mining activity escalates and the commissioning progresses;

•	The on-site employee camp and facilities are finished and in full use;

•	Houses for the new Dolores village are completed and the school, church, medical clinic and administrative centre are expected to be completed in November; and

•

Issues with settlement of the foundation platforms for the screening plant and the Merrill Crowe facility were evaluated by independent geotechnical engineers and repairs are now complete for the screening plant foundation and will be complete for the Merrill Crowe platform in December.

The Company’s Mexico subsidiary has increased its mine operations team to 131 employees, with an additional 400 contractors still working on completing construction and commissioning, leading to production.

The Company has engaged an independent engineering firm to incorporate the increase in resources, reported in July 2007, into new mine reserves and create a production schedule for use in updating the mine economics. The Company expects the updated mine economics and reserves to be completed by the end of the year.

In 2008, the Company will also undertake a feasibility study to examine the enhanced project economics that can be achieved with the addition of a flotation mill to process high-grade ore in the open pit and additional underground ore not contemplated in the previous feasibility study.

Third Quarter Financial Results:

The Company expects to have no revenue except interest income until Dolores commences commercial production in the second quarter of 2008. As a result, the Company expects to meet its cash requirements from funds in place or available through traditional revolving non-equity sources. As at September 30, 2007, The Company had US$44.4 million in cash and cash equivalents and net working capital of US$44.8 million.

The Company reported a net loss for the third quarter of 2007 of US$12.97 million (US$0.27 per share) compared with a net loss of US$0.9 million (US$0.02 per share) for the same period in 2006. Net losses for the first nine months of 2007 totaled US$13.85 million (US$0.29 per share) compared with US$5.4 million (US$0.12 per share) in the first nine months of 2006. A significant portion of the third quarter and nine month loss is the result of a $7.70 million non-cash provision for future income taxes recorded by the Company to reflect the recent changes in the Mexico tax legislation.

To review the complete interim unaudited financial statements, and Management’s Discussion and Analysis, please see the Company’s SEDAR filings at www.sedar.com or the Company’s website at www.minefinders.com.

About Minefinders:

Minefinders is a precious metals mining and exploration company. The company is in the final stages of building the multi-million ounce Dolores gold and silver mine in Mexico. The mine is expected to have a 15-year life as an open pit mine with additional potential as a high-grade underground mine in the future. The Company continues its exploration efforts, on several other prospective projects in Mexico, to build a quality pipeline of precious metals projects for future growth.

MINEFINDERS CORPORATION LTD.

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the timing of the commencement and completion of the construction of, and the commencement of production from, the Dolores mine, the anticipated costs related to the Dolores mine, the adequacy of the capital and anticipated expenditures for working capital and exploration, and other statements that are based on the estimates, projections and expectations of management are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263,

mike@minefinders.com

Company website: www.minefinders.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date November 15, 2007
By: /s/ Mark H. Bailey Mark H. Bailey, President and Chief Executive Officer